Exhibit 99.1

XPENG Announces Vehicle Delivery Results for August 2023

•	13,690 vehicles delivered in August 2023, a 24% increase month-over-month

•	Delivery of the G6 SUV exceeded 7,000 units in August

GUANGZHOU, China — Sept. 1, 2023 — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for August 2023.

In August 2023, XPENG recorded monthly deliveries of 13,690 Smart EVs, a 24% increase over the prior month and a 43% increase year-over-year. Since the start of this year, XPENG’s monthly delivery volume has continuously increased, maintaining solid growth momentum.

In August, XPENG G6 deliveries reached 7,068 units, which brought cumulative G6 deliveries to more than 11,000 units. The G6 has realized a significant ramp-up in production output, owing to the Company’s considerable preparation and high efficiencies across its supply chain, as well as its manufacturing and delivery capabilities. Notably, G6 deliveries surpassed the 10,000 mark in only 45 days following its delivery start date.

From Aug. 14-17, XPENG conducted successful media test drives in Beijing using its non-HD map-reliant XNGP ADAS prototype. The test drives showcased the capabilities of XNGP on the G6 Max version, featuring traffic light recognition, lane changes, and overtaking on unmapped roads. Media praised the smooth and stable XNGP-assisted driving experience, noting it exceeded expectations. XPENG plans to speed up the development of XNGP’s non-HD map reliance and unlock more advanced intelligent driving features for more cities and roads in the second half of 2023, further driving customer acceptance and adoption of high-level intelligent driving.

In addition, from Sept. 4-10, XPENG will make its debut at Munich’s Internationale Automobil-Ausstellung (IAA). At the event, the Company will showcase the XPENG G9 and New P7 models and provide test drives for partners and visitors.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://heyXPENG.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goals and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.